UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of report (Date of earliest event reported): February 9, 2022
BANCPLUS CORPORATION
(Exact Name of Registrant as Specified in Charter)
Mississippi
(State or Other Jurisdiction of Incorporation)

333-236022	64-0655312
(Commission File Number)	(IRS Employer Identification No.)

1068 Highland Colony Parkway
Ridgeland, MS	39157
(Address of Principal Executive Offices)	(Zip Code)

(601) 898-8300
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☑    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
None	N/A	N/A
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☑
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 9, 2022, BancPlus Corporation (the “Registrant” or “BancPlus”), the parent company of BankPlus, and First Trust Corporation (“FTC”), the parent company of First Bank and Trust (“FBT”), entered into the Amendment No. 1 (the “Amendment”) to the previously announced Agreement and Plan of Share Exchange and Merger, dated September 28, 2021, by and among BancPlus, BankPlus, FTC, and FBT (the “Agreement”), pursuant to which (i) FTC will, subject to the terms and conditions set forth in the Agreement, be acquired by statutory share exchange (the “Share Exchange”) and then, immediately thereafter, merge with and into BancPlus (the “Corporate Merger”), with BancPlus as the surviving corporation in the Corporate Merger, and (ii), subsequent to the Corporate Merger, FBT will merge with and into BankPlus (the “Bank Merger,” and together with the Corporate Merger, the “Mergers,” and the Mergers collectively with the Share Exchange, the “Transaction”), with BankPlus as the surviving banking corporation in the Bank Merger.

On October 5, 2021, FTC was notified by the Internal Revenue Service (the “IRS”) that a holder of FTC common stock (each, an “FTC Shareholder,” and collectively, the “FTC Shareholders”) failed to make a timely election to be an “electing small business trust,” and, as a result, the IRS notified FTC that its S corporation status had been inadvertently terminated effective September 23, 2020. FTC prepared and filed an application for late election relief under Revenue Procedure 2013-30 on December 3, 2021 and expects that that the IRS will reinstate its S corporation status retroactively to September 23, 2020. BancPlus, BankPlus, FTC, and FBT entered into the Amendment to allow for the closing of the Share Exchange (“Closing”) pending reinstatement of FTC’s S corporation status.

The Amendment modifies the consideration that FTC Shareholders will be entitled to receive upon completion of the Share Exchange (the “Effective Time”), to (a) account for the Escrow Amount (as defined below) in the event of the termination of FTC’s S corporation status and (b) update the determination of the FTC AAA Distribution (as defined below). The Amendment provides that at the Effective Time, FTC Shareholders will receive, in the aggregate, (a) 1,444,764 shares of BancPlus common stock (with cash paid in lieu of any fractional shares) and (b) $100,000,000 in cash, (i) less (A) a distribution of the FTC accumulated adjustment account (determined by FTC as of January 31, 2022 as if FTC’s S corporation status has been reinstated even if it has not been so reinstated at such time) (the “FTC AAA Distribution”) currently estimated to be $37,523,000, which will be paid by FTC to FTC Shareholders on the day prior to the date of Closing, (B) the Cash Out Amount (as defined below), and (C), in the event FTC’s S corporation status is not reinstated and the Escrow Agreement (as defined below) is entered into at Closing, $10,000,000 (the “Escrow Amount”) to be deposited into and held in escrow (the “Escrow Account”) in accordance with the terms of the Escrow Agreement, and (ii) minus or plus, as applicable, after giving effect to the deduction of the FTC AAA Distribution, the amount that the total equity capital of FTC as of January 31, 2022 is less than $56.1 million, if any, or the amount that the total equity capital of FTC as of that date exceeds $56.1 million, if any, respectively. At the Effective Time, all FTC stock options will fully vest and be converted into the right to receive a cash payment from BancPlus, less applicable withholdings, in an amount equal to the product of (x) the excess, if any, of $18.56 over the exercise price of each such option and (y) the number of shares of FTC common stock subject to such stock option to the extent not previously exercised (the aggregate of such cash payments, the “Cash Out Amount”).

The Amendment provides that, in the event FTC’s S corporation status is not reinstated immediately prior to the Closing, FTC, BancPlus, First Horizon Bank (the “Escrow Agent”), and Joseph C. Canizaro, as representative of the FTC Shareholders (the “FTC Shareholder Representative”), will enter into an Indemnity and Escrow Agreement, a form of which is attached hereto as Exhibit 10.1 (the “Escrow Agreement”), to be delivered at the Closing. In accordance with the terms of the Escrow Agreement, on the date of the Closing, BancPlus will deposit, or cause to be deposited, into the Escrow Account with the Escrow Agent, the Escrow Amount. Following either (a) a determination by the IRS to reinstate FTC’s S corporation status retroactive to September 23, 2020 or (b) a final, non-appealable determination from the IRS denying such reinstatement (each, a “Final Determination”), BancPlus and the FTC Shareholder Representative must, in accordance with the Escrow Agreement, determine the amount, if any, of the tax liability, including penalties and interest, if any, that would have been imposed on FTC prior to the Effective Time, together with any associated costs or expenses, as more fully described in the Escrow Agreement (the “Tax Equivalency Payment”). Following the Effective Time and a Final Determination and notice of the final Tax Equivalency Payment and the Reimbursed Representative Expenses (as defined below) to the Escrow Agent, the Escrow Agent will (A)(1) disburse the Tax Equivalency Payment to BancPlus, and (2) disburse to the FTC Shareholder Representative an amount equal to the documented cost and expenses, if any, incurred by the FTC Shareholder Representative in connection with or related to (x) the fulfillment of the FTC Shareholder Representative’s obligations or exercise of rights under the Escrow Agreement and (y) payments made to the IRS or to the FTC Shareholder Representative’s counsel or experts in connection with, related to, or during the process of determining and/or reaching (i) the amount of the Tax Equivalency Payment or (ii) a Final Determination (the “Reimbursed Representative Expenses”), and (B) disburse the remaining balance of the Escrow Amount, if any, minus certain fees, costs, and expenses payable to the Escrow Agent, to Computershare Trust Company, N.A., as the exchange agent, for the benefit of and delivery to the former FTC Shareholders on a pro rata basis in accordance with their former ownership of shares of FTC common stock as of immediately prior to the Effective Time. In the event FTC’s S corporation status is reinstated prior to the Closing and the Escrow Agreement is not executed and delivered by the parties, or if the Escrow Agreement is terminated prior to the Closing, the provisions in the Agreement with respect to the Escrow Agreement and the Escrow Amount will be disregarded.

In addition, the Amendment clarifies that the required FTC Shareholder approval of the Agreement and the transactions contemplated thereby includes approval by the FTC Shareholders at a meeting, or in lieu of approval at a meeting, the written approval or consent of the FTC Shareholders.

Other than as expressly modified pursuant to the Amendment, the Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Registrant with the Securities and Exchange Commission (the “SEC”) on September 29, 2021, remains in full force and effect as originally executed on September 28, 2021.

The foregoing description of the Amendment and the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment and the Escrow Agreement, respectively, which are attached hereto as Exhibit 2.1 and Exhibit 10.1, respectively, and incorporated by reference herein.

Important Information and Where to Find It

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by BancPlus of FTC. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed Transaction, BancPlus has filed with the SEC a Registration Statement on Form S-4, which registration statement has not been declared effective, that includes an information statement of FTC and a prospectus of BancPlus (the “Information Statement/Prospectus”), and BancPlus may file with the SEC other relevant documents concerning the proposed Transaction. The definitive Information Statement/Prospectus will be mailed to FTC Shareholders. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE INFORMATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BY BANCPLUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BANCPLUS, FTC AND THE PROPOSED TRANSACTION.

Free copies of the Information Statement/Prospectus, as well as other filings containing information about BancPlus, may be obtained at the SEC’s website (http://www.sec.gov) when they are filed by BancPlus. You will also be able to obtain these documents, when they are filed, free of charge, from BancPlus at investor.bankplus.net under the heading “SEC Filings.” Copies of the Information Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to BancPlus Corporation, Kevin Bailey at 1068 Highland Colony Parkway, Ridgeland, MS 39157, telephone 601-607-4452, or by directing a request to First Trust Corporation, Lisa Haley at 909 Poydras Street, Suite 1700, New Orleans, LA 70112, telephone 504-586-2788.

Participants in the Solicitation

This Report is not a solicitation of a proxy from any security holder of BancPlus or consent from any security holder of FTC. However, BancPlus, FTC, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of consents from the FTC Shareholders in respect of the proposed Transaction. Information about BancPlus’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 10, 2021 and other documents filed by BancPlus with the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Information Statement/Prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Report contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements relating to the impact BancPlus or FTC expect the Transaction to have on the combined entities operations, financial condition, and financial results, and BancPlus’ expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and other benefits BancPlus expects to realize as a result of the Transaction. Forward-looking statements also include, without limitation, predictions or expectations of future business or financial performance as well as its goals and objectives for future operations, financial and business trends, business prospects, and management's outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations, and are subject to risks and uncertainties. These statements often, but not always, are preceded by, are followed by or otherwise include the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “continue,” “seek,” “plan,” “can,” “should,” “could,” “would,” “will,” “to be,” “predict,” “potential,” “may,” “likely,” “will likely result,” “target,” “project,” and “outlook” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about our industry, based on certain assumptions and beliefs of management, many of which, by their nature, are inherently uncertain and beyond the their control. Although BancPlus and FTC believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements based on factors including the effects of the COVID-19 pandemic and actions taken in response thereto on our business, financial conditions and results of operations, and other risks and uncertainties set forth in BancPlus’ filings with the SEC from time to time. Such risks and uncertainties include, but are not limited to, the possibility that the proposed Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and conditions to closing are not received or satisfied on a timely basis or at all; the delay in or failure to close for any other reason; the outcome of any legal proceedings that may be instituted against BancPlus or FTC; the occurrence of any event, change, or other circumstance that could give rise to the right of one or both parties to terminate the Agreement; the risk that the businesses of BancPlus and FTC will not be integrated successfully; the possibility that the cost savings and any synergies or other anticipated benefits from the proposed Transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed Transaction making it more difficult to maintain relationships with employees, customers, or other parties with whom BancPlus or FTC have business relationships; diversion of management time on Transaction-related issues; risks relating to the potential dilutive effect of the shares of BancPlus common stock to be issued in the proposed Transaction; the reaction to the proposed Transaction of the companies’ customers, employees, and counterparties; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on BancPlus, FTC, and the proposed Transaction; and other factors, many of which are beyond the control of BancPlus and FTC.

For additional information, refer to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of BancPlus’ Annual Report on Form 10-K for the year ended December 31, 2020 and any updates to those risk factors set forth in BancPlus’ Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings, which have been filed by BancPlus with the SEC and are available on the SEC’s website at www.sec.gov. You should not place undue reliance on any such forward-looking statements. All forward-looking statements, expressed or implied, included herein are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether written or oral, and whether as a result of new information, future developments or otherwise, except as specifically required by law.
Item 9.01 Financial Statements and Exhibits
(d)    Exhibits

Exhibit Number	Description of Exhibit

2.1	Amendment No. 1 to Agreement and Plan of Share Exchange and Merger, dated February 9, 2022, by and among BancPlus Corporation, BankPlus, First Trust Corporation, and First Bank and Trust

10.1	Form of Indemnity and Escrow Agreement by and among First Horizon Bank, BancPlus Corporation, First Trust Corporation, and Joseph C. Canizaro

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the inline XBRL Document

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BancPlus Corporation

February 10, 2022	By:	/s/ M. Ann Southerland
M. Ann Southerland
Senior Executive Vice President and Chief Financial Officer